UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Baidu, Inc.
(Name of Issuer)
Class A Ordinary Shares
Class B Ordinary Shares
(Title of Class of Securities)
G07034104
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G07034104

1	NAMES OF REPORTING PERSONS Robin Yanhong Li

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

The People’s Republic of China

	5	SOLE VOTING POWER

NUMBER OF		5,602,679[1] ordinary shares. Handsome Reward Limited may also be deemed to have sole voting power with respect to 5,490,000 ordinary shares.

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,602,679[1] ordinary shares. Handsome Reward Limited may also be deemed to have sole dispositive power with respect to 5,490,000 ordinary shares.

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,602,679 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

16.1%[2]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
1 Includes (i) 37,665 Class A Ordinary Shares directly held by Mr. Li; (ii) 35,249 Class A Ordinary Shares in the form of American depositary shares (“ADSs”) held in the brokerage account of the administrator of the issuer’s employee stock option program; (iii) 39,000 Class A Ordinary Shares issuable upon exercise of options within 60 days after the date of December 31, 2010; (iv) 765 Class A Ordinary Shares issuable upon vesting of restricted shares within 60 days after the date of December 31, 2010 and (v) 5,490,000 Class B Ordinary Shares held by Handsome Reward Limited, a British Virgin Islands company wholly owned by Mr. Li. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Share is entitled to ten votes per share, whereas each Class A Ordinary Share is entitled to one vote per share.
2 Assumes conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.

Page 2 of 7 Pages

CUSIP No.	G07034104

1	NAMES OF REPORTING PERSONS Handsome Reward Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		5,490,000[3] ordinary shares. Robin Yanhong Li may also be deemed to have sole voting power with respect to the above shares.

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,490,000[3] ordinary shares. Robin Yanhong Li may also be deemed to have sole dispositive power with respect to the above shares.

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,490,000 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

15.8%[4]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
3 Includes 5,490,000 Class B Ordinary Shares.
4 Assumes conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.

Page 3 of 7 Pages

CUSIP No.	G07034104

Item 1(a).	Name of Issuer:

Baidu, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Baidu Campus No. 10 Shangdi 10th Street Haidian District, Beijing 100085 The People’s Republic of China

Item 2(a).	Name of Person Filing:

Robin Yanhong Li Handsome Reward Limited

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Robin Yanhong Li Baidu Campus No. 10 Shangdi 10th Street Haidian District, Beijing 100085 The People’s Republic of China

Handsome Reward Limited c/o Robin Yanhong Li Baidu Campus No. 10 Shangdi 10th Street Haidian District, Beijing 100085 The People’s Republic of China

Item 2(c)	Citizenship:

Robin Yanhong Li — The People’s Republic of China

Handsome Reward Limited — British Virgin Islands

Item 2(d).	Title of Class of Securities:

Class A Ordinary Shares and Class B Ordinary Shares (collectively, “Ordinary Shares”)

Item 2(e).	CUSIP Number:

G07034104

Page 4 of 7 Pages

CUSIP No.	G07034104

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4.	Ownership:

The following information with respect to the ownership of the Ordinary Shares of the issuer by each of the reporting persons is provided as of December 31, 2010:

			Sole	Shared	Sole	Shared
			power to	power to	power to	power to
	Amount		vote or	vote or to	dispose or to	dispose or to
	beneficially	Percent	direct	direct	direct the	direct the
Reporting Person	owned:	of class:	the vote:	the vote:	disposition of:	disposition of:
Robin Yanhong Li	5,602,679	16.1%	5,602,679	0	5,602,679	0

Handsome Reward Limited	5,490,000	15.8%	5,490,000	0	5,490,000	0

The above table includes collectively those Class A Ordinary Shares and Class B Ordinary Shares held by each reporting person, and assumes conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.

Robin Yanhong Li is the record owner of 37,665 Class A Ordinary Shares and owns 35,249 Class A Ordinary Shares in the form of ADSs held in the brokerage account of the administrator of the issuer’s employee stock option program. He also has right to acquire 39,000 Class A Ordinary Shares upon exercise of options, and 765 Class A Ordinary Shares upon vesting of restricted shares, granted under the Company’s share incentive plans within 60 days after December 31, 2010.

Handsome Reward Limited, a British Virgin Islands company, is the record owner of 5,490,000 Class B Ordinary Shares. Robin Yanhong Li is the sole owner and director of Handsome Reward Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Robin Yanhong Li may be deemed to beneficially own all of the shares held by Handsome Reward Limited.

Melissa Ma, Robin Yanhong Li’s wife, is the record owner of 1,676,667 Class B Ordinary Shares. Robin Yanhong Li may be deemed to share beneficial ownership of the shares held by Melissa Ma. Robin Yanhong Li expressly disclaims such beneficial ownership of the shares beneficially owned by Melissa Ma.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Page 5 of 7 Pages

CUSIP No.	G07034104

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Controlling Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

Page 6 of 7 Pages

CUSIP No.	G07034104
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 28, 2011

Robin Yanhong Li	/s/ Robin Yanhong Li
Robin Yanhong Li

Handsome Reward Limited	By:	/s/ Robin Yanhong Li
		Name:	Robin Yanhong Li
		Title:	Director

Page 7 of 7 Pages

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement